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                            [GERDAY AMERISTEEL LOGO]


                          GERDAU AMERISTEEL CORPORATION
                             ANNOUNCES COMMENCEMENT
                       OF EXCHANGE OFFER FOR SENIOR NOTES


TORONTO, ON, DECEMBER 19, 2003 -- Gerdau Ameristeel Corporation (TSX:GNA.TO) announced today the commencement of an exchange offer to exchange up to US$405,000,000 aggregate principal amount of registered 10 ?% Senior Notes due 2011 (the "Exchange Notes") of Gerdau Ameristeel Corporation ("Gerdau Ameristeel") and GUSAP Partners (together with Gerdau Ameristeel, the "Issuers") for the Issuers' outstanding Notes (the "Existing Notes") which were offered in a private placement in June 2003. The Issuers received receipts for the prospectus relating to the exchange offer on December 18, 2003 from the Ontario Securities Commission and the U.S. registration statement became effective today.

The exchange offer is as contemplated in the Registration Rights Agreement dated June 27, 2003, pursuant to which the Issuers agreed to register substantially identical Notes, including unconditional guarantees on the Notes from certain of Gerdau Ameristeel's subsidiaries, and offer to exchange the registered Exchange Notes for the Existing Notes.

The Exchange Notes (including the subsidiary guarantees) will have substantially the same form and terms as the outstanding Existing Notes, except that the Exchange Notes will be issued under a prospectus in Ontario and the Exchange Notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and will not be subject to restrictions on transfer. The Exchange Notes will bear a different CUSIP number from the Existing Notes. Any Existing Note not exchanged will continue to have restrictions on transfer.

The Issuers will accept for exchange any and all Existing Notes that are validly tendered and not withdrawn on or before 5:00 p.m., New York City time, January 23, 2004, unless extended. Copies of the prospectus and transmittal materials governing the exchange are in the process of being mailed to noteholders. Additional copies can be obtained from the Exchange Agent, SouthTrust Bank, by calling Woodie Alston at (205) 254-4131 or Candace Miller at (205) 254-5486.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a



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variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. GUSAP Partners is a partnership formed between Gerdau Ameristeel and its wholly-owned subsidiary, Gerdau Ameristeel MRM Special Sections Inc. that was created for the purpose of borrowing and providing funds to Gerdau Ameristeel and its subsidiaires.

This news release may contain forward-looking information with respect to Gerdau Ameristeel's operations. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel's regulatory filings with the Canadian securities regulatory authorities and the Securities and Exchange Commission, including those in Gerdau Ameristeel's Annual Report for 2002 and its Form 40-F. All dollar amounts are in U.S. dollars unless otherwise specified.


For more information please contact:


Phillip E. Casey                     Tom J. Landa
President & CEO                      Vice President and Chief Financial Officer
Gerdau Ameristeel                    Gerdau Ameristeel
(813) 207-2225                       (813) 207-2300
pcasey@gerdauameristeel.com          tlanda@gerdauameristeel.com